SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 1)

Under the Securities Exchange Act of 1934

Magellan Petroleum Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

559091608

(CUSIP Number)

One Stone Holdings II LP

720 Fifth Avenue, 10th Floor

New York, New York 10019

(212) 702-8670

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 31, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person ‘s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

1	NAME OF REPORTING PERSON One Stone Holdings II LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 2,785,546 *
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 2,785,546*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,785,546*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.6%**
14	TYPE OF REPORTING PERSON PN (Limited Partnership)

*	Includes 2,785,546 shares of Common Stock of Magellan Petroleum Corporation (the “Issuer”) issuable upon the conversion of 22,293,295 shares of Series A Preferred Stock of the Issuer as of March 31, 2016, at a conversion price of $9.77586545, which figure is based on the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2015 (“Quarterly Report”). The Series A Preferred Stock is entitled to customary anti-dilution protections.
**	The calculation is based on 5,762,634 shares of the Issuer’s Common Stock outstanding as of February 8, 2016, which figure is based on the Quarterly Report. On July 10, 2015, the Issuer completed a reverse stock split of its Common Stock at a ratio of 1-for-8. The number of shares of Common Stock outstanding and the conversion price of Series A Preferred Stock have both been adjusted to reflect the reverse stock split.

1	NAME OF REPORTING PERSON One Stone Energy Partners GP, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 2,785,546*
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 2,785,546*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,785,546*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.6%**
14	TYPE OF REPORTING PERSON OO (Limited Liability Company)

*	Includes 2,785,546 shares of the Issuer’s Common Stock issuable upon the conversion of 22,293,295 shares of Series A Preferred Stock of the Issuer as of March 31, 2016, at a conversion price of $9.77586545, which figure is based on the Quarterly Report. The Series A Preferred Stock is entitled to customary anti-dilution protections.
**	The calculation is based on 5,762,634 shares of the Issuer’s Common Stock outstanding as of February 8, 2016, which figure is based on the Quarterly Report. The number of shares of Common Stock outstanding and the conversion price of Series A Preferred Stock have both been adjusted to reflect the reverse stock split.

SCHEDULE 13D

This Amendment No. 1 to Schedule 13D (this “Amendment”) is being filed by each of One Stone Holdings II LP, a Delaware limited partnership (“One Stone”) and One Stone Energy Partners GP, L.L.C., a Delaware limited liability company and the general partner of One Stone (“One Stone GP” and together with One Stone, the “Reporting Persons”) to amend the Schedule 13D filed on May 24, 2013 (the “Original Schedule 13D”). Except as otherwise specified in this Amendment, all items left blank remain unchanged in all material respects and any items that are reported are deemed to amend and/or restate the corresponding items in the Original Schedule 13D. Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meanings ascribed to them in the Original Schedule 13D.

Item 2.	Identity and Background.

Schedule A to the Original Schedule 13D is hereby amended and replaced by Schedule A attached hereto.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Original Schedule 13D is hereby amended and supplemented by adding the following:

On May 17, 2013, One Stone purchased 19,239,734 shares of Series A Preferred Stock from the Issuer pursuant to the Series A Purchase Agreement, as amended by the First Amendment to the Series A Purchase Agreement, dated August 3, 2015. The remaining 3,053,561 shares of Series A Preferred Stock now owned by One Stone were issued to One Stone by the Issuer as in-kind dividends.

Item 4.	Purpose of Transaction.

Item 4 of the Original Schedule 13D is hereby amended and supplemented by adding the following:

(a) – (e) and (j)

On March 31, 2016, the Issuer and One Stone entered into an Exchange Agreement (the “Exchange Agreement”). The Exchange Agreement provides that, upon the terms and subject to the conditions set forth in the Exchange Agreement, One Stone will transfer to the Issuer 100% of the outstanding shares of Magellan Series A convertible preferred stock, par value $0.01 per share (the “Series A Preferred Stock”), in consideration for the assignment to and assumption by One Stone of 100% of the outstanding membership interests in Nautilus Poplar LLC, a Montana limited liability company and wholly owned subsidiary of the Issuer, and 51% of the outstanding common units in Utah CO2 LLC, a Delaware limited liability company and majority-owned subsidiary of the Issuer, as adjusted by the Cash Amount (as defined in the Exchange Agreement) (the “Exchange”).

Pursuant to the Exchange Agreement, on or before April 15, 2016, the Issuer and One Stone will (i) enter into a Secured Promissory Note pursuant to which One Stone will make a loan to the Issuer in the aggregate amount of $625,000 and (ii) simultaneously enter into a Pledge Agreement pursuant to which the Issuer will pledge, assign and grant to One Stone a security interest in certain assets of the Issuer, as collateral for the loan. The Issuer is required to use the borrowed amounts to satisfy transaction costs and pay certain outstanding accounts payable.

The closing of the Exchange is subject to customary closing conditions, including, among others, the receipt of Issuer stockholder approval, the consent of West Texas State Bank to release a guaranty provided by the Issuer, the accuracy of each party’s representations and warranties contained in the Exchange Agreement and each party’s compliance with its covenants and agreements contained in the Exchange Agreement in all material respects. One Stone is required to vote all shares of Series A Preferred Stock in favor of the Exchange.

When the transactions contemplated by the Exchange Agreement are consummated, One Stone will no longer hold any shares of Series A Preferred Stock. Pursuant to the Certificate of Designations, as amended by the Certificate of Amendment filed with the Delaware Secretary of State on August 19, 2013, One Stone will no longer have a right to appoint directors to the Issuer’s Board and the incumbent directors appointed by One Stone, Vadim Gluzman and Robert Israel, will resign from the Issuer’s Board.

The foregoing description of the Exchange Agreement (attached as Exhibit G hereto) does not purport to be complete and is subject to, and qualified in its entirety by, the full text of such agreement, which is incorporated by reference in its entirety in this Item 4.

Other than as described above, none of the Reporting Persons has any plans or proposals of the type referred to in clauses (a) through (j) of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Original Schedule 13D is hereby amended and supplemented by adding the following:

The following disclosure assumes that there are a total of 8,548,180 shares of Common Stock of the Issuer outstanding, which figure (i) is based on information set forth in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2015 filed with the Securities and Exchange Commission on February 12, 2016 and (ii) assumes all of the outstanding shares of the Series A Preferred Stock have been converted to Common Stock.

On March 31, 2016, the Issuer issued 383,423 shares of Series A Preferred Stock to One Stone as a quarterly PIK dividend with respect to the 21,909,872 shares of Series A Preferred Stock outstanding as of the record date of March 15, 2016.

(a)-(b)

(i)	One Stone is the sole record owner of 22,293,295 shares of Series A Preferred Stock, which entitle One Stone to receive up to 2,785,546 shares of Common Stock, representing, on an as converted basis, beneficial ownership of 2,785,546 shares of Common Stock (approximately 32.6% of the Issuer’s outstanding shares of Common Stock calculated pursuant to Rule 13d-3 of the Act).

(ii)	One Stone GP does not directly own any of the shares of Series A Preferred Stock or shares of Common Stock. By virtue of being the general partner of One Stone, One Stone GP may be deemed to possess voting and dispositive power with respect to the 2,785,546 shares of Common Stock beneficially owned by One Stone (approximately 32.6% of the Issuer’s outstanding shares of Common Stock calculated pursuant to Rule 13d-3 of the Act).

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Original Schedule 13D is hereby amended and supplemented by adding the following:

The information set forth or incorporated by reference in Items 3, 4 and 5 is hereby incorporated herein by reference.

Item 7.	Material to be filed as Exhibits.

Item 7 of the Original Schedule 13D is hereby amended and supplemented by adding the following:

Exhibit G —	Exchange Agreement dated March 31, 2016, by and between Magellan Petroleum Corporation and One Stone Holdings II LP (incorporated by reference to Exhibit 10.1 to Magellan Petroleum Corporation’s current report on Form 8-K filed on April 4, 2016).

Exhibit H —	Press Release, dated April 1, 2016 (incorporated by reference to Exhibit 99.1 to Magellan Petroleum Corporation’s current report on Form 8-K filed on April 4, 2016).

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: April 4, 2016

ONE STONE HOLDINGS II LP

By:	One Stone Energy Partners GP, L.L.C., its general partner

By:	/s/ Rimma Khafizova
	Name:	Rimma Khafizova, on behalf of Robert Israel
	Title:	Managing Member

ONE STONE ENERGY PARTNERS GP, L.L.C.

By:	/s/ Rimma Khafizova
	Name:	Rimma Khafizova, on behalf of Robert Israel
	Title:	Managing Member

S-1

SCHEDULE A

Name	Title	Citizenship	Business Address	Shares of Common Stock Owned
Robert Israel	Managing Member	United States	720 Fifth Avenue 10th Floor New York, NY 10019	6,173
Vadim Gluzman	Managing Member	United States	720 Fifth Avenue 10th Floor New York, NY 10019	6,173

A-1